[Letterhead of Gunster, Yoakley & Stewart, P.A.]

December 30, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Re:	Sensus Healthcare, LLC Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Sensus Healthcare, LLC (the “Company”), we hereby confidentially submit a draft Registration Statement on Form S-1 (the “Registration Statement”) pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”), for nonpublic review by the Staff of the U.S. Securities and Exchange Commission (the “Commission”) prior to the public filing of the Registration Statement. The Registration Statement relates to the Company’s proposed offering of common stock following the Company’s anticipated conversion to a Delaware corporation. The Company qualifies as an “emerging growth company” within the meaning of Section 6(e) of the Securities Act.

Please do not hesitate to contact me at (954) 713-6433, or my colleagues Robert B. Lamm or Gustav L. Schmidt at (954) 468-1321 and (954) 468-1373, respectively, with any questions you may have regarding this confidential submission.

Sincerely,

/s/ David C. Scileppi

David C. Scileppi

cc:	Joseph C. Sardano (Sensus Healthcare, LLC)

Arthur Levine (Sensus Healthcare, LLC)

Robert B. Lamm (Gunster, Yoakley & Stewart, P.A.)

Gustav L. Schmidt (Gunster, Yoakley & Stewart, P.A.)